UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

                 Cohn Robbins Holdings Corp.

(Name of Issuer)

                   Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

                             G23726105

(CUSIP Number)

                           December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Cohn Robbins Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,540,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,540,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,540,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Reflects 20,540,000 Class A ordinary shares of Cohn Robbins Holdings Corp. (the “Company”), par value $0.0001 per share (“Class A Ordinary Shares”), issuable upon conversion of 20,540,000 Class B ordinary shares of the Company, par value $0.0001 per share (“Class B Ordinary Shares”). The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. Cohn Robbins Sponsor LLC (“Sponsor”) is the record holder of the shares reported herein. Clifton S. Robbins and Gary D. Cohn are managing members of Sponsor. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Class B Ordinary Shares held directly by Sponsor.

(2)	The calculation assumes that there is a total of 103,500,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 82,800,000 Class A Ordinary Shares outstanding as of November 16, 2020, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 (the “Report”), and (ii) the 20,700,000 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares reported in the Report.

1	NAME OF REPORTING PERSON Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,540,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,540,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,540,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Reflects 20,540,000 Class A Ordinary Shares issuable upon conversion of 20,540,000 Class B Ordinary Shares. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. Sponsor is the record holder of the shares reported herein. Clifton S. Robbins and Gary D. Cohn are managing members of Sponsor. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Class B Ordinary Shares held directly by Sponsor.

(2)	The calculation assumes that there is a total of 103,500,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 82,800,000 Class A Ordinary Shares outstanding as of November 16, 2020, as reported in the Report, and (ii) the 20,700,000 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares reported in the Report.

1	NAME OF REPORTING PERSON Gary D. Cohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,540,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,540,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,540,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Reflects 20,540,000 Class A Ordinary Shares issuable upon conversion of 20,540,000 Class B Ordinary Shares. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. Sponsor is the record holder of the shares reported herein. Clifton S. Robbins and Gary D. Cohn are managing members of Sponsor. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Class B Ordinary Shares held directly by Sponsor.

(2)	The calculation assumes that there is a total of 103,500,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 82,800,000 Class A Ordinary Shares outstanding as of November 16, 2020, as reported in the Report, and (ii) the 20,700,000 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares reported in the Report.

Item 1(a).	Name of Issuer:

Cohn Robbins Holdings Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 N. West Street, Suite 1200, Wilmington, DE 19801

Item 2(a).	Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Cohn Robbins Sponsor LLC
2.	Clifton S. Robbins
3.	Gary D. Cohn

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

1000 N. West Street, Suite 1200, Wilmington, DE 19801

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

The Class A Ordinary Shares CUSIP Number is G23726105.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

Cohn Robbins Sponsor LLC

By:	/s/ Clifton S. Robbins
Name:	Clifton S. Robbins
Title:	Manager

Clifton S. Robbins

By:	/s/ Clifton S. Robbins

Gary D. Cohn

By:	/s/ Gary D. Cohn

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.